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                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [_] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       DECEMBER 31, 1996              | SEC FILE NUMBER  |
                      ------------------------------------  |                  |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    818043101     |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

3220 E. 26TH STREET
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City, State and Zip Code

LOS ANGELES, CA 90023-4298
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                            SEE ATTACHED NARRATIVE

                                   PART III

Seven-Up/RC Bottling Company of Southern California, Inc. is requesting a 15-day extension for the filing of its Form 10-K for calendar year end December 31, 1996. The purpose for the extension is to allow time for the completion of its year-end audit by Arthur Andersen which was complicated by the Company's filing for reorganization relief under Chapter 11 in 1996 and the additional audit requirements necessary to comply with the due diligence of a tender offering for the Company's common stock by the Dr Pepper Bottling Company of Texas that will conclude on April 3, 1997. The Company believes that it will be prepared to file its Form 10-K on or before Wednesday, April 2, 1997.

                                                                SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Rick Ferguson                   213             267-5848
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Seven-Up/RC Bottling Company of Southern California, Inc. anticipates that there will be a significant change in its operating results for calendar year ending December 31, 1996 as compared to the prior calendar year due to the completion of its Plan of Reorganization which was submitted to a vote of its Noteholders on June 19, 1996 and upon which consummation was declared by the Bankruptcy Court in the State of Delaware on August 15, 1996.

     The principal purpose of the Plan was to substantially deleverage the indebtedness of Seven-Up/RC Bottling. In exchange for the forgiveness of $140,000,000 in Senior Secured Notes and accrued interest, the Noteholders received $55,000,000 in proceeds from the sale of the Company's Puerto Rico franchise territory and 98% of the Company's common stock valued at $39,200,000. The recognition of the discharge of indebtedness and the gain on the sale of its Puerto Rico franchise resulted in a significant favorable change in the Company's net income for calendar year ending December 31, 1996. Net income (after extraordinary items) is expected to be a gain of $61,934,000 in 1996 as compared to a loss of $32,194,000 in 1995, and a loss of $15,900,000 in 1994.

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           Seven-UP/RC Bottling Company of Southern California, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 1997                    By  /s/ Richard D. Ferguson
    ----------------------------------    --------------------------------------
                                            Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.